Exhibit 16

Grown Rogue Provides Business Update on New Jersey

Medford, Oregon, February 19, 2025 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company born from the amazing terroir of Oregon’s Rogue Valley, is pleased to provide business updates on ABCO Garden State, LLC (“ABCO”) and Nile of NJ, LLC (“Nile”). As previously disclosed on June 5th, 2024, the Company owns 44% of ABCO, with an option to acquire an additional 26%, subject to approval from the New Jersey Cannabis Regulatory Commission (“NJ CRC”). Also, the Company is one of Nile’s largest capital partners with optionality to convert a portion of its debt into a minority equity stake.

Sales in New Jersey commenced on December 10th and ABCO is now selling into more than 35% of the 205 dispensaries in the state, according to the NJ CRC.

“I’m particularly pleased with our recent launch in New Jersey,” said Obie Strickler, CEO of Grown Rogue. “While there are always growing pains in starting up a new facility, we’ve quickly found our footing and are seeing improvement in yield and quality with every subsequent harvest. Customer reception has been strong based on word-of-mouth anecdotes, online reviews, and most importantly, inbound repeat orders. As we expected, initial pricing is robust in New Jersey, particularly when compared with Oregon and Michigan, and we’re always cognizant of providing a great value for quality when compared with both illicit and regulated competition.”

Nile, the Company’s affiliated dispensary located in West New York, New Jersey, received its license to commence operations on February 10th and had a soft opening on February 17th with a grand opening expected in March.

“Located in a vibrant, densely populated neighborhood just miles from Midtown Manhattan, we couldn’t be more excited to support Nile as both an engaged supplier and capital partner,” continued Mr. Strickler. “When we invested in Nile in early 2024, we saw not only an opportunity to partner with a scrappy local operator in a premier location, but also the opportunity to be more hands on with introducing Grown Rogue’s craft-quality flower to customers in northern New Jersey and the Tri-State area.”

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon, Michigan, New Jersey and Illinois, focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon, where it has proven its capabilities in the highly competitive and discerning Oregon market. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizes profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital eﬃcient methods to expand into new markets, bringing craft-quality product at fair prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information, visit www.grownrogue.com.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue, please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Jakob Iotte

Vice President of Investor Relations

jakeiotte@grownrogue.com

(458) 226-2662

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